

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 17, 2022

Hua Wang
Chief Financial Officer
Rubber Leaf Inc
Qixing Road, Weng'ao Industrial Zone
Chunhu Subdistrict, Fenghua District
Ningbo, Zhejiang, China

> **Re: Rubber Leaf Inc**
> **Amendment No. 4 to Registration Statement on Form S-1**
> **Filed on October 13, 2022**
> **File No. 333-261070**

Dear Hua Wang:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 13, 2022 letter.

Form S-1/A filed on October 13, 2022

Consolidated Financial Statements
Note14 - Subsequent Events, page F-18

1. We note your updated subsequent event disclosure that effective October 1, 2022, Ms. Xingxiu Hua, the President of the Company, reduced her ownership of Shanghai Xinsen from 90% to 15%, and no longer serves as the legal representative and general manager of Shanghai Xinsen pursuant to a board resolution as of the same date. Based on the material amounts of sales to Shanghai Xinsen during each period presented, please revise the disclosures in the forepart of your filing related to Shanghai Xinsen to disclose and discuss the change in ownership. Please also revise the disclosures in the forepart of your

filing to disclose and discuss if, and how, you expect the change in ownership could impact future sales to Shanghai Xinsen.

You may contact Andi Carpenter at (202) 551-3645 or Anne McConnell at (202) 551-3709 if you have questions regarding comments on the financial statements and related matters. Please contact Bradley Ecker at (202) 551-4985 or Jay Ingram at (202) 551-3397 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing